# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MOBIVITY HOLDINGS CORP., CIK 0001447380
CUSIP: 60743E105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3133 WEST FRYE ROAD, SUITE 215, CHANDLER, Arizona (AZ), 85226
Date of event which requires filing of this statement: 12/03/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001026505

## Reporting persons
- AKIN THOMAS B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 15,650,458; shared voting power 0; sole dispositive power 15,650,458; shared dispositive power 0; aggregate amount beneficially owned 15,650,458 (22.2% of the class)
- Talkot Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 10,288,289; shared voting power 0; sole dispositive power 10,288,289; shared dispositive power 0; aggregate amount beneficially owned 10,288,289 (14.3% of the class)

## Item 1. Issuer
Name of issuer: MOBIVITY HOLDINGS CORP.
Address of issuer's principal executive offices: 3133 WEST FRYE ROAD, SUITE 215, CHANDLER, ARIZONA, 85226

## Item 2. Person Filing
Name of person filing:
Thomas B Akin
Talkot Fund LP
Address of principal business office or, if none, residence:
30 Liberty Shup Way Suite 3110
Sausalito, CA 94965
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Thomas B Akin and Talkot Fund LP beneficially own 25,938,747 shares of Common Stock. Of such 25,938,747 shares of Common Stock, Thomas B Akin directly beneficially owns 15,650,458 shares of Common Stock, and Talkot Fund LP directly beneficially owns 10,288,289 shares of Common Stock
Percent of class:
36.81%

The percentage is based on 70,466,103 shares of Common Stock issued and outstanding as of November 25, 2024 as reported in Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on November 26, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 25,938,747
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 25,938,747

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AKIN THOMAS B: Thomas B Akin, Thomas B Akin (02/07/2025)
- Talkot Fund, LP: Thomas B Akin, Thomas B Akin, Managing Partner (02/07/2025)